                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 4)/1/



                            The Asia Tigers Fund Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    04516T105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 29, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [X]Rule 13d-1(b)
      [_]Rule 13d-1(c)
      [_]Rule 13d-1(d)






----------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 04516T105                  13G                       Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          President and Fellows of Harvard College
--------------------------------------------------------------------------------
                                                                  (a)      [ ]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------------------------------------------------------------------------------
                      5.   SOLE VOTING POWER

                                5,253,400 shares
                 ---------------------------------------------------------------
     NUMBER OF        6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 ----
     OWNED BY    ---------------------------------------------------------------
       EACH           7.   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                    5,253,400 shares
       WITH      ---------------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                                ----
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,253,400 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          27.0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

          EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a)     Name of Issuer:
                      The Asia Tigers Fund Inc.

     1(b)     Address of Issuer's Principal Executive Offices:
                      c/o Simpson Thacher & Bartlett
                      425 Lexington Avenue, Room 1303
                      New York, New York  10017-3954

Item 2(a)     Name of Person Filing:
                      President and Fellows of Harvard College

     2(b)     Address of Principal Business Office or, if none, Residence:
                      c/o Harvard Management Company, Inc.
                      600 Atlantic Avenue
                      Boston, MA  02210

     2(c)     Citizenship:
                      Massachusetts

     2(d)     Title of Class of Securities:
                      Common Stock

     2(e)     CUSIP Number:
                      04516T105

Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4        Ownership:

     4(a)     Amount beneficially owned:
                      5,253,400 shares

     4(b)     Percent of Class:
                      27.0%

     4(c)     Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
                      5,253,400 shares

              (ii)  shared power to vote or to direct the vote:

                      ---------


                                Page 3 of 5 Pages

              (iii) sole power to dispose or to direct the disposition of:
                      5,253,400 shares

              (iv)  shared power to dispose or to direct the disposition of:

                      --------

     Harvard previously filed a Schedule 13D with respect to the Issuer because it intended to submit, and did submit, a stockholder proposal for consideration by the Fund's stockholders at the 2002 annual meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto. The proposal was to terminate the Investment Management Agreement between the Fund and Advantage Advisers, Inc., a subsidiary of CIBC World Markets Corp. The Fund subsequently announced that its Board of Directors unanimously approved a proposal for the Fund to adopt an interval fund structure, subject to stockholder approval at a special meeting of the stockholders of the Fund to be held on or about April 26, 2002. In view of the Fund's movement forward with its proposal, Harvard has withdrawn its stockholder proposal. Harvard may file on Schedule 13D with respect to the Issuer in the future if the Issuer does not continue to take steps to reduce the Issuer's discount to net asset value.

Item 5        Ownership of Five Percent or Less of a Class:
                          Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person:
                          Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                          Not Applicable.

Item 8        Identification and Classification of Members of the Group:
                          Not Applicable.

Item 9        Notice of Dissolution of Group:
                          Not Applicable.

Item 10       Certification:

              By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   PRESIDENT AND FELLOWS OF HARVARD COLLEGE


                                   By: /s/ Michael S. Pradko
                                       -------------------------------------
                                       Name:  Michael S. Pradko
                                       Title: Authorized Signatory

February 5, 2002








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